UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(AMENDMENT No. 5)

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

Alloy, Inc.

(Name of Issuer)

Alloy, Inc.

Alloy Media Holdings, L.L.C.

Lexington Merger Sub Inc.

ZM Capital, L.P.

ZM Capital Management, L.L.C.

ZM Capital Partners, L.L.C.

Matthew C. Diamond

James K. Johnson, Jr.

Les Morgenstein

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

19855303

(CUSIP Number of Class of Securities)

Matthew C. Diamond

Chief Executive Officer

Alloy, Inc.

151 West 26th Street, 11th Floor

New York, NY 10001

(212) 244-4307

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of Person(s) Filing Statement)

With Copies to:

Richard H. Gilden, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, NY 10036 (212) 715-9100	Daniel Clivner, Esq. Simpson Thacher & Bartlett LLP 1999 Avenue of the Stars, 29th Floor Los Angeles, CA 90067 (310) 407-7555

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$129,798,732	$9,255

*	The transaction value was determined based on the sum of: (a) 12,871,410 shares of Alloy common stock (including shares of restricted stock) multiplied by $9.80 per share and (b) 1,446,211 shares of Alloy common stock underlying outstanding stock options with exercise prices less than $9.80 per share multiplied by $2.53 (which is the difference between $9.80 per share and the weighted average exercise price per share).
**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying $0.0007310 by the sum of the preceding sentence.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,255

Form or Registration No.: Schedule 14A

Filing Party: Alloy, Inc.

Date Filed: July 21, 2010

INTRODUCTION

This Amendment No. 5 (the “Final Amendment”) to Rule 13E-3 Transaction Statement, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (“SEC”) by (a) Alloy, Inc., a Delaware corporation (“Alloy” or the “Company”), the issuer of the Company’s common stock that is subject to the Rule 13e-3 transaction, (b) Alloy Media Holdings, L.L.C., a Delaware limited liability company (“Parent”), (c) Lexington Merger Sub Inc. (“Merger Sub”), a wholly-owned subsidiary of Parent, (d) ZM Capital, L.P., a Delaware limited partnership, (e) ZM Capital Management, L.L.C., a Delaware limited liability company, (f) ZM Capital Partners, L.L.C., a Delaware limited liability company, (g) Matthew C. Diamond, an individual and chief executive officer and chairman of Alloy, (h) James K. Johnson, Jr., an individual and president and chief operating officer and a director of Alloy, and (i) Les Morgenstein, an individual and president of Alloy Entertainment, a subsidiary of Alloy.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15.	Additional Information

Item 15(b) is hereby amended and supplemented as follows:

On November 8, 2010, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to adopt the Agreement and Plan of Merger, dated as of June 23, 2010, by and among the Company, Parent and Merger Sub (the “Merger Agreement”), as contemplated by the Merger Agreement.

On November 9, 2010, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). As a result of the Merger, the Company became a wholly-owned subsidiary of Parent.

At the effective time and as a result of the Merger, each outstanding share of Alloy common stock, other than shares owned by Alloy, Parent or Merger Sub and other than those shares with respect to which appraisal rights were properly exercised and not withdrawn, were converted into the right to receive $9.80, in cash, without interest. Each option to purchase Alloy common stock outstanding immediately prior to the effective time of the Merger became fully vested and exercisable immediately prior to the effective time of the Merger, and the holder was entitled to receive the difference (if positive) between the merger consideration and the exercise price for each share of Alloy common stock subject to such outstanding option. Each restricted share of Alloy common stock outstanding immediately prior to the effective time of the Merger (other than certain cancelled shares, as described in our definitive proxy statement on Schedule 14A, filed with the SEC on October 5, 2010), to the extent not vested, vested as of the effective time of the Merger, and the holder was be entitled to receive the merger consideration.

As a result of the Merger, the Company’s common stock will cease to trade on the Nasdaq Global Market and became eligible for delisting from the Nasdaq Global Market and termination of registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Company will file a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission in order to deregister its common stock under the Exchange Act.

Item 16.	Exhibits

(a)(1)	Preliminary Proxy Statement of Alloy, Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on July 21, 2010 (the “Proxy Statement”).

(a)(2)	Letter to Stockholders of Alloy, Inc., incorporated herein by reference to the Proxy Statement.

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(a)(3)	Notice of Special Meeting of Stockholders of Alloy, Inc., incorporated herein by reference to the Proxy Statement.

(a)(4)	Form of Preliminary Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(5)	Form DEFA14A of Alloy, Inc., incorporated herein by reference to the Form DEFA14A filed with the Securities and Exchange Commission on June 25, 2010.

(a)(6)	Form 8-K of Alloy, Inc., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on June 28, 2010.

(a)(7)	Form DEFA14A of Alloy, Inc., incorporated herein by reference to the Form DEFA14A filed with the Securities and Exchange Commission on June 28, 2010.

†(a)(8)	Letter Agreement dated as of June 23, 2010, by and between Alloy Media Holdings, L.L.C. and ZM Capital, L.P.

†(a)(9)	Letter Agreement dated as of June 23, 2010, by and between Alloy Media Holdings, L.L.C. and Private Equity Direct Partnership II (QP), LP.

†(a)(10)	Letter Agreement dated as of June 23, 2010, by and between Alloy Media Holdings, L.L.C. and Hudson River Co-Investment Fund, L.P.

†(a)(11)	Letter Agreement dated as of June 23, 2010, by and between Alloy Media Holdings, L.L.C. and NPE Caspian I B, L.P.

†(a)(12)	Letter Agreement dated as of June 23, 2010, by and among Alloy Media Holdings, L.L.C., Rosemont Solebury Co-Investment Fund, L.P. and Rosemont Solebury Co-Investment Fund (Offshore), L.P.

†(b)(1)	Letter Agreement dated as of June 23, 2010, by and among Bank of America, N.A., Banc of America Securities LLC, RBS Citizens, N.A., The Private Bank, Alloy Media Holdings, L.L.C. and Lexington Merger Sub Inc.

(c)(1)	Opinion of Macquarie Capital (USA) Inc. (“Macquarie Capital”), incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2)*	Presentation of Macquarie Capital to the board of directors of Alloy, Inc., dated November 16, 2009.

†(c)(3)	Presentation of Macquarie Capital to the special committee of the board of directors of Alloy, Inc., dated December 10, 2009.

(c)(4)*	Presentation of Macquarie Capital to the special committee of the board of directors of Alloy, Inc., dated January 28, 2010.

(c)(5)*	Presentation of Macquarie Capital to the board of directors of Alloy, Inc., dated April 8, 2010.

(c)(6)*	Presentation of Macquarie Capital, dated April 16, 2010.

†(c)(7)	Presentation of Macquarie Capital to the board of directors and the special committee of the board of directors of Alloy, Inc., dated June 23, 2010.

(d)(1)	Agreement and Plan of Merger, dated as of June 23, 2010, by and among Alloy, Inc., Alloy Media Holdings, L.L.C. and Lexington Merger Sub Inc., incorporated herein by reference to Annex A to the Proxy Statement.

†(d)(2)	Limited Guarantee dated as of June 23, 2010, by ZM Capital, L.P., in favor of Alloy, Inc.

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†(d)(3)	Stockholder Voting Agreement dated as of June 23, 2010, by and among Alloy Media Holdings, L.L.C., the stockholders named therein, and Alloy, Inc.

†(d)(4)	Summary of Employment and Equity Terms, Matthew C. Diamond (President & CEO).

†(d)(5)	Summary of Employment and Equity Terms, James K. Johnson, Jr. (Chief Operating Officer).

†(d)(6)	Summary of Employment and Equity Terms, Les Morgenstein (Chief Executive Officer, Alloy Entertainment).

††(d)(7)	Interim Investors Agreement, among Alloy Media Holdings, L.L.C. and the other parties appearing on the signature pages thereto, dated as of June 23, 2010.

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement.

(g)	None.

*	Previously filed on September 22, 2010.
†	Previously filed on July 21, 2010.
††	Previously filed on August 30, 2010.

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2010

ALLOY, INC.

By:	/s/ GINA DIGIOIA
Name:	Gina DiGioia
Title:	Secretary

ALLOY MEDIA HOLDINGS, L.L.C.

By:	/s/ ANDREW VOGEL
Name:	Andrew Vogel
Title:	Vice President and Secretary

LEXINGTON MERGER SUB INC.

By:	/s/ ANDREW VOGEL
Name:	Andrew Vogel
Title:	Vice President and Secretary

ZM CAPITAL, L.P.

By:	ZM Capital Partners, L.L.C., its general partner

By:	/s/ ANDREW VOGEL
Name:	Andrew Vogel
Title:	Managing Member

ZM CAPITAL MANAGEMENT, L.L.C.

By:	/s/ ANDREW VOGEL
Name:	Andrew Vogel
Title:	Managing Member

ZM CAPITAL PARTNERS, L.L.C.

By:	/S/ ANDREW VOGEL
Name:	Andrew Vogel
Title:	Managing Member

/s/ MATTHEW C. DIAMOND
Matthew C. Diamond

/s/ JAMES K. JOHNSON, JR.
James K. Johnson, Jr.

/s/ LES MORGENSTEIN
Les Morgenstein

[signature page to Schedule 13E-3]

Exhibit Index

Item 17.	Exhibits

(a)(1)	Preliminary Proxy Statement of Alloy, Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on July 21, 2010 (the “Proxy Statement”).

(a)(2)	Letter to Stockholders of Alloy, Inc., incorporated herein by reference to the Proxy Statement.

(a)(3)	Notice of Special Meeting of Stockholders of Alloy, Inc., incorporated herein by reference to the Proxy Statement.

(a)(4)	Form of Preliminary Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(5)	Form DEFA14A of Alloy, Inc., incorporated herein by reference to the Form DEFA14A filed with the Securities and Exchange Commission on June 25, 2010.

(a)(6)	Form 8-K of Alloy, Inc., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on June 28, 2010.

(a)(7)	Form DEFA14A of Alloy, Inc., incorporated herein by reference to the Form DEFA14A filed with the Securities and Exchange Commission on June 28, 2010.

†(a)(8)	Letter Agreement dated as of June 23, 2010, by and between Alloy Media Holdings, L.L.C. and ZM Capital, L.P.

†(a)(9)	Letter Agreement dated as of June 23, 2010, by and between Alloy Media Holdings, L.L.C. and Private Equity Direct Partnership II (QP), LP.

†(a)(10)	Letter Agreement dated as of June 23, 2010, by and between Alloy Media Holdings, L.L.C. and Hudson River Co-Investment Fund, L.P.

†(a)(11)	Letter Agreement dated as of June 23, 2010, by and between Alloy Media Holdings, L.L.C. and NPE Caspian I B, L.P.

†(a)(12)	Letter Agreement dated as of June 23, 2010, by and among Alloy Media Holdings, L.L.C., Rosemont Solebury Co-Investment Fund, L.P. and Rosemont Solebury Co-Investment Fund (Offshore), L.P.

†(b)(1)	Letter Agreement dated as of June 23, 2010, by and among Bank of America, N.A., Banc of America Securities LLC, RBS Citizens, N.A., The Private Bank, Alloy Media Holdings, L.L.C. and Lexington Merger Sub Inc.

(c)(1)	Opinion of Macquarie Capital (USA) Inc. (“Macquarie Capital”), incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2)*	Presentation of Macquarie Capital to the board of directors of Alloy, Inc., dated November 16, 2009.

†(c)(3)	Presentation of Macquarie Capital to the special committee of the board of directors of Alloy, Inc., dated December 10, 2009.

(c)(4)*	Presentation of Macquarie Capital to the special committee of the board of directors of Alloy, Inc., dated January 28, 2010.

(c)(5)*	Presentation of Macquarie Capital to the board of directors of Alloy, Inc., dated April 8, 2010.

(c)(6)*	Presentation of Macquarie Capital, dated April 16, 2010.

†(c)(7)	Presentation of Macquarie Capital to the board of directors and the special committee of the board of directors of Alloy, Inc., dated June 23, 2010.

(d)(1)	Agreement and Plan of Merger, dated as of June 23, 2010, by and among Alloy, Inc., Alloy Media Holdings, L.L.C. and Lexington Merger Sub Inc., incorporated herein by reference to Annex A to the Proxy Statement.

†(d)(2)	Limited Guarantee dated as of June 23, 2010, by ZM Capital, L.P., in favor of Alloy, Inc.

†(d)(3)	Stockholder Voting Agreement dated as of June 23, 2010, by and among Alloy Media Holdings, L.L.C., the stockholders named therein, and Alloy, Inc.

†(d)(4)	Summary of Employment and Equity Terms, Matthew C. Diamond (President & CEO).

†(d)(5)	Summary of Employment and Equity Terms, James K. Johnson, Jr. (Chief Operating Officer).

†(d)(6)	Summary of Employment and Equity Terms, Les Morgenstein (Chief Executive Officer, Alloy Entertainment).

††(d)(7)	Interim Investors Agreement, among Alloy Media Holdings, L.L.C. and the other parties appearing on the signature pages thereto, dated as of June 23, 2010.

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement.

(g)	None.

*	Previously filed on September 22, 2010.
†	Previously filed on July 21, 2010.
††	Previously filed on August 30, 2010.